SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1998

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 33-66740

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                    UNIROYAL CHEMICAL COMPANY, INC.
                     RETIREMENT RESERVE FUND PLAN
                            BENSON ROAD
                        MIDDLEBURY, CT 06749


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 Crompton & Knowles Corporation
                One Station Place - Metro Center
                  Stamford, Connecticut 06902






                   UNIROYAL CHEMICAL COMPANY, INC.
                    RETIREMENT RESERVE FUND PLAN

                  Index to Financial Statements

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

Notes to Financial Statements

Statement of Net Assets Available for Plan Benefits, Fund Information

Statement of Changes in Net Assets Available for Plan Benefits, Fund
  Information

Schedule of Assets Held for Investment Purposes as of Year Ended
  December 31, 1998

Schedule of Reportable (5%) Transactions for the year Ended
  December 31, 1998

Signature






                  UNIROYAL CHEMICAL COMPANY, INC.
                    RETIREMENT RESERVE FUND PLAN

                  Financial Statements and Schedules

                      December 31, 1998 and 1997

            (With Independent Auditors' Report Thereon)



                     UNIROYAL CHEMICAL COMPANY, INC.
                      RETIREMENT RESERVE FUND PLAN

                                 Index




Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as of
 December 31, 1998 and 1997

Statements of Changes in Net Assets Available for
 Plan Benefits for the Years Ended December 31, 1998 and 1997


Notes to Financial Statements







                                                           Schedule

Schedule of Assets Held for Investment Purposes
 as of Year Ended December 31, 1998.....................       I

Schedule of Reportable (5%) Transactions
 for the Year Ended December 31, 1998....................     II





Independent Auditors' Report


Board of Directors
Uniroyal Chemical Company, Inc.
Middlebury, Connecticut:

We have audited the accompanying statements of net assets available for plan benefits of Uniroyal Chemical Company, Inc. Retirement Reserve Fund Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31,
1998 and Reportable (5%) Transactions for the year ended December
31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund
Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/KPMG LLP




May 27, 1999




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1998  and 1997

                                   1998
                             Individually
                               Managed     Scudder    Vanguard
                    Fleet    Investments    Funds       Funds       Total
Assets
Short term investment funds
  Guaranteed investment
  contracts     $     -     $18,926,268 $     -     $     -     $ 18,926,268
  investment funds           24,936,562       -           -       24,936,562
Investment in registered
  investment
  companies           -           -      30,611,410  34,837,515   65,448,925
Common and collective
  trust               -           -           -       3,857,507    3,857,507
Common stock of
  Crompton & Knowles
  Corporation         -           -           -       2,359,112    2,359,112
Loans receivable      -           -         496,912     592,983    1,089,895
Income receivable     -           -           -           -           -
Contribution receivable from
  Uniroyal Chemical
  Company, Inc.     316,735       -           -           -          316,735
Contributions receivable
  from plan
  participants      498,799       -           -           -          498,799

  Total assets      815,534  43,862,830  31,108,322  41,647,117  117,433,803

Liabilities
Administrative expenses
  payable             -          33,074       -           -           33,074
Total liabilities     -          33,074       -           -           33,074

Net assets available
  for plan
  benefits      $   815,534  43,829,756 $31,108,322 $41,647,117 $117,400,729

                 See accompanying notes to financial statements

                                               1997
                             Individually
                               Managed     Scudder    Vanguard
                             Investments    Funds       Funds       Total
Assets
Short term investment funds
  Guaranteed investment
  contracts     $           $ 8,410,612 $     -     $     -     $  8,410,612
  investment funds           38,538,185       -           -       38,538,185
Investment in registered
  investment companies            -      28,019,713  33,729,210   61,748,923
Common and
  collective trust                -           -       3,040,761    3,040,761
Common stock of
  Crompton & Knowles
  Corporation                     -           -       2,055,078    2,055,078
Loans receivable                  -         427,928     443,246      871,174
Income receivable                 -           -           -           -
Contribution receivable from
  Uniroyal Chemical
  Company, Inc.                 301,679       -           -          301,679
Contributions receivable
  from plan
  participants                    -         187,787     293,617      481,404

        Total assets         47,250,476  28,635,428  39,561,912  115,447,816

Liabilities
Administrative expenses
  payable                        27,465       -           -           27,465
   Total liabilities             27,465       -           -           27,465

Net assets available
  for plan
  benefits      $            47,223,011 $28,635,428 $39,561,912 $115,420,351

See accompanying notes to financial statements







UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1998 and 1997

                                          1998
                     Fleet    Individually
                                Managed     Scudder    Vanguard
                              Investments    Funds       Funds       Total
Additions attributed to:
 Investment income:
  Interest and
   dividends      $    -     $ 2,925,369 $ 2,526,921 $ 2,400,981 $  7,853,271
  Net appreciation
   (depreciation) in
   fair value of
   investments         -           -        (384,729)    131,224     (253,505)
                       -       2,925,369   2,142,192   2,532,205    7,599,766
 Contributions:
  Employer           316,735       -       1,274,814   2,105,759    3,697,308
  Employee           498,799       -       2,358,731   3,771,757    6,629,287
                     815,534       -       3,633,545   5,877,516   10,326,595
 Total additions     815,534   2,925,369   5,775,737   8,409,721   17,926,361

Deductions attributed to:
 Benefits paid to
  participants         -       6,183,222   3,020,841   6,606,518   15,810,581
 Administrative
  expenses             -         135,402       -           -          135,402
 Total deductions      -       6,318,624   3,020,841   6,606,518   15,945,983

Inter - fund
 transfers             -           -        (282,002)    282,002       -
 Net increase        815,534  (3,393,255)  2,472,894   2,085,205    1,980,378
  (decrease)
Net assets available
 for plan benefits
 beginning of year     -      47,223,011  28,635,428  39,561,912  115,420,351

Net assets available
 for plan benefits
 at end of year     $815,534 $43,829,756 $31,108,322 $41,647,117 $117,400,729

See accompanying notes to financial statements

                                                1997
                              Individually
                                Managed     Scudder    Vanguard
                              Investments    Funds       Funds       Total
Additions attributed to:
 Investment income:
  Interest and
   dividends                 $ 2,902,092 $ 2,393,634 $ 4,213,235 $  9,508,961
  Net appreciation in
   fair value of
   investments                     -       2,373,218   1,776,273    4,149,491
                               2,902,092   4,766,852   5,989,508   13,658,452
 Contributions:
  Employer                     3,439,144       -           -        3,439,144
  Employee                         -       2,386,201   3,767,801    6,154,002
                               3,439,144   2,386,201   3,767,801    9,593,146
 Total additions               6,341,236   7,153,053   9,757,309   23,251,598

Deductions attributed to:
 Benefits paid to
  participants                 3,590,513   1,597,320   2,807,818    7,995,651
 Administrative
  expenses                       106,501       -           -          106,501
 Total deductions              3,697,014   1,597,320   2,807,818    8,102,152

Inter - fund
 transfers                         -        (671,455)    671,455       -
 Net increase (decrease)       2,644,222   4,884,278   7,620,946   15,149,446

Net assets available
 for plan benefits
 beginning of year            44,578,789  23,751,150  31,940,966  100,270,905

Net assets available
 for plan benefits
 at end of year              $47,223,011 $28,635,428 $39,561,912 $115,420,351

See accompanying notes to financial statements






                      UNIROYAL CHEMICAL COMPANY INC.
                      RETIREMENT RESERVE FUND PLAN

                      Notes To Financial Statements



1.     Plan Description

     General

     The Uniroyal Chemical Company, Inc. Retirement Reserve Fund Plan (the "Plan") is a defined contribution plan established by Uniroyal Chemical Company Inc. (the "Company") on January 1, 1990 by the merger of previously existing plans. An employee is eligible to participate in the Plan upon completion of one month of service. For complete information see the Plan document.

     The Plan is administered by the Retirement Board (the "Board") consisting of persons appointed by the Board of Directors of the Company.

     The Plan covers all salaried management employees who are not covered by the terms of a collective bargaining agreement, unless such agreement expressly provides for participation of the Plan. Additionally, any employee who on December 31, 1989, was a participant in either of the predecessor savings plans shall continue as a participant of the Plan.

     Contributions

     The Company contributes certain percentages, as defined in the Plan, of a participant's gross earnings, whether or not the participant chooses to contribute.

     Each participant may contribute additional percentages of gross earnings (subject to the Internal Revenue Code limitation for individual contributions to a tax qualified plan) to the Plan, through payroll deductions, as voluntary contributions, for investment in various mutual funds. The Company provides matching contributions of 33 1/3% of the first 6% of the participant's voluntary contributions.

     Basic employer contributions are immediately 100% vested. Matching employer contributions are vested 33 1/3% after two years of service, 66 2/3% after 3 years of service and 100% for 4 or more years of service.

     For purposes of this Plan, gross earnings means the participant's pay before any taxes or deductions are withheld. The amount a participant chooses to contribute is not subject to federal income tax until the participant receives payment from the Plan. A participant may elect to change their contribution percentage on January 1, April 1, July 1, and October 1.

     Contributions to the Plan may be suspended as of the first day of any payroll period in which the suspension is to take effect. The contribution may be resumed as of the first day of any payroll period upon thirty days notice without any penalty during the same calendar year. In any subsequent year, contributions may begin at a different rate the first of each calendar quarter.

     Employer contributions prior to January 1, 1998 were invested in guaranteed investment contracts and short-term pooled investment funds maintained by the State Street Bank and Trust Company. After January 1, 1998 employer contributions follow the participant's investment selections for voluntary contributions. The guaranteed investment contracts will be held to maturity and will then be invested according to the employees investment selections. Voluntary contributions are invested in stock and mutual funds maintained by the Scudder Investment Group and the Vanguard Investment Group. The participant elects to allocate the voluntary contributions in whole multiples of 25% in one or more of the authorized mutual funds. Accumulated balances can be transferred between funds and investment allocation ratios can be changed with respect to future contributions.

     In any Plan year, the sum of Company and participant's voluntary and deferred contributions under the Plan are subject to Internal Revenue Service limitations and shall not exceed the lesser of $30,000 or 25% of such participant's compensation.

     Withdrawals

     At age 59 1/2 and thereafter, an active employee can withdraw funds from the balance of his retirement reserve fund account at any time. Before 59 1/2 withdrawals can be made from voluntary contributions in the event of demonstrated financial hardship, as determined by the Plan Administrator according to rules of the Internal Revenue Service.

     If the participant's employment terminates, the participant's account balance will be distributed the month following the end of the month in which his employment ends. At December 31, 1998 and 1997 benefit payments due employees who terminated prior to year end and requested distribution of their accounts totaled approximately $1,591,000 and $499,000, respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Plan's Form 5500.

2.     Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Employee Accounts

     The Aon Consulting Company (the "record keeper") maintains an account for each participant for the amount of Company contributions in fixed principal and income contracts and subsequent income thereon.

     The investment companies, Scudder Investment Group and Vanguard Investment Group, maintain an account for each participant who elects to make voluntary contributions and are directed by the participant as to the investment of the contributions.

     Expenses

     Expenses incurred are paid by the Plan, except to the extent that the Company shall otherwise provide for such payment. The Company pays for fees charged by Scudder Investment Group and Vanguard Investment Group. The Company provides administrative and accounting services for the Plan at no charge.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     Loans

     The Plan permits participants to borrow funds from the Plan subject to certain restrictions. The minimum amount that may be borrowed is $1,000. A participant may not have more than one loan outstanding at any time. The maximum amount which may be borrowed is the lesser of $50,000 reduced by (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or (b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participant's mutual fund account on the date the loan is made. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within 15 years.

3.     Investments

     Certain investments of the Plan are held in an individually managed investment portfolio. Such investments consist of shares of unallocated guaranteed investment contracts and short term pooled investment funds (cash equivalents). Guaranteed investment contracts have been valued at contract value (which approximates fair value). Contract value represents contributions made by the Company, plus interest at the contract rates, less withdrawals or transfers. The short term investment funds are valued at cost plus accrued interest. Such investments earned interest at rates ranging from 5.32% to 8.00% during 1998 and 4.95% to 8.00% during 1997.

     Participant contributions may also be invested in the mutual funds sponsored by registered investment companies as may be authorized by the Board as eligible investment alternatives under the Plan. Such investments are recorded at market valuations which are based on published market prices. Purchases and sales of investments are recorded as of the trade date.

     The following table presents the fair values of investments at December 31, 1998 and 1997. Investments that represent five percent or more of the Plan's net assets for either year are separately identified.

                                                          December 31,
       Investments at Fair Value                      1998            1997
        Determined by Quoted Market Price:
          Investments in registered investment companies:
           Scudder Mutual Funds:
            Scudder Large Company Value Fund     $ 8,089,469       $7,381,145
            Scudder Growth & Income Fund          10,001,525        9,115,077
            Other (six funds)                     12,520,416       11,523,491
          Vanguard Mutual Funds:
            Vanguard Windsor Fund                 13,720,624       17,493,058
            Other (seven separate funds)          21,116,891       16,236,152
          Total investments in registered
           investment companies                   65,448,925       61,748,923


          Common and collective trust              3,857,507        3,040,761
          Crompton & Knowles Common Stock          2,359,112        2,055,078
          Loans receivable - Plan participants     1,089,895          871,174
          Investment At Contract Value
           (Which Approximates Fair Value):
          Value of interest in guaranteed
           investment contracts and short term
           pooled investment funds                43,862,830       46,948,797


          Total investments                     $116,618,269     $114,664,733


     During 1998 and 1997, investments in registered investment companies (including investments bought, sold, as well as, held during the period) (depreciated) appreciated in value by $(253,505) and $4,149,491, respectively.


4.     Tax Status

     The Internal Revenue Service has determined and has informed the Company by a letter dated December 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC


5.     Party-In-Interest Transactions

     The Chase Manhattan Bank, Aon Consulting , State Street Bank and Trust Company, Scudder Investment Group, Vanguard Investment Group, Fleet Bank and participants receiving plan loans are parties-in-interest as defined in
Section 3(14) of the Employee Retirement Income Security Act of 1974. During the years 1998 and 1997, there were no prohibited party-in-interest transactions.

6.     Priorities Upon Termination of the Plan

     The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan and to suspend for any period of time the contributions to be made by all participants and the Company to the Plan, and shall have the right at any time to terminate the Plan, provided that no such addition to, modification, amendment or termination of the Plan shall have the effect of reducing the interest of any participant accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

     Upon any termination of the Plan, or complete and permanent discontinuance of contributions of all participants, the value of each participant's fixed principal and income account and mutual fund account, shall be delivered and paid as soon as practicable.


     7.   Subsequent Events

     The Board of Directors of the Company on October 14, 1998 adopted a resolution effective December 31, 1998 which adopted the Crompton & Knowles Corporation Individual Retirement Plan (the "IARP") and amended the text of the Plan effective December 31, 1998 in its entirety and substituted the text to be substantially similar to that of the text of the IARP. Crompton & Knowles Corporation is the sole shareholder of the Company.

     Effective January 1, 1999 the Plan assets will be merged with the assets of the IARP . The assets invested in the Scudder and Vanguard mutual funds were liquidated and transferred on January 4, 1999 and January 5, 1999, respectively for investment in the funds of the IARP administered by Fleet Investment Management. Investments held in unallocated guaranteed investment contracts with State Street Bank and Trust Company will be transferred as the contracts mature. Short term pooled funds held by State Street Bank & Trust Company were transferred on January 4, 1999.


     8.   Fund Information

     Statement of net assets available and changes in net assets available by fund option for Scudder Investment Group and Vanguard Investment Group are presented on the Fund Information attached.





UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
 Benefits, Fund Information
Scudder Investment Group
December 31, 1998
                                                               U.S.
                                                 LARGE       TREASURY
                        GNMA        GLOBAL       COMPANY       MONEY
                        FUND         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
 companies         $    508,027 $  2,241,034 $  8,089,469 $  1,691,486
Loans receivable         -            -            -            -

Net assets available
 for plan benefits $    508,027 $  2,241,034 $  8,089,469 $  1,691,486


                                   GROWTH      RETIREMENT
                       INCOME      & INCOME     SAVINGS    DEVELOPMENT
                        FUND         FUND        TRUST         FUND

ASSETS:
Investments in registered
 investment
 companies         $  1,671,900 $ 10,001,525 $  1,991,844 $  4,416,125
Loans receivable         -            -            -            -

Net assets available
 for plan benefits $  1,671,900 $ 10,001,525 $  1,991,844 $  4,416,125



                        LOAN
                        FUND        TOTAL

 ASSETS:
 Investments in registered
  investment
  companies        $     -      $ 30,611,410
 Loans receivable       496,912      496,912

 Net assets available
  for plan benefits$    496,912 $ 31,108,322



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available
 for Plan Benefits, Fund Information
Scudder Investment Group
December 31, 1998
                                                               U.S.
                                                 LARGE       TREASURY
                       GNMA        GLOBAL       COMPANY       MONEY
                       FUND         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     23,997 $    221,709 $    619,944 $     61,152
  Net appreciation
   (depreciation)
   in fair value of
   investments            2,987       48,505       88,942       -
                         26,984      270,214      708,886       61,152
 Contributions:
  Employer               27,402      132,940      283,087       61,898
  Employee               48,840      265,735      539,641       98,522
                         76,242      398,675      822,728      160,420
 Total additions        103,226      668,889    1,531,614      221,572

Deductions attributed to:
 Benefits paid to
  participants           53,055      296,806      727,321      145,679
 Total deductions        53,055      296,806      727,321      145,679

Inter - fund transfe    107,537     (277,425)    (135,852)     405,688

 Net increase(decrea    157,708       94,658      668,441      481,581
Net assets available
 for plan benefits at
 beginning of year      350,319    2,146,376    7,421,028    1,209,905
Net assets available
 for plan benefits at
 end of year       $    508,027 $  2,241,034 $  8,089,469 $  1,691,486


                                   GROWTH      RETIREMENT
                       INCOME      & INCOME     SAVINGS    DEVELOPMENT
                        FUND         FUND        TRUST         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $    114,511 $    955,661 $     91,372 $    404,796
  Net appreciation
   (depreciation)
   in fair value of
   investments          (28,531)    (429,715)      -           (66,917)
                         85,980      525,946       91,372      337,879
 Contributions:
  Employer               65,524      444,200       85,613      174,150
  Employee              117,716      830,166      135,103      323,008
                        183,240    1,274,366      220,716      497,158
 Total additions        269,220    1,800,312      312,088      835,037

Deductions attributed to:
 Benefits paid to
  participants          132,873    1,109,572      152,248      403,287
 Total deductions       132,873    1,109,572      152,248      403,287

Inter - fund transfe     18,373      134,449       (2,410)    (567,567)

 Net increase(decrea    154,720      825,189      157,430     (135,817)
Net assets available
 for plan benefits at
 beginning of year    1,517,180    9,176,336    1,834,414    4,551,942
Net assets available
 for plan benefits at
 end of year       $  1,671,900 $ 10,001,525 $  1,991,844 $  4,416,125



                        LOAN
                        FUND        TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     33,779 $  2,526,921
  Net appreciation
   (depreciation)
   in fair value of
   investments           -          (384,729)
                         33,779    2,142,192
 Contributions:
  Employer               -         1,274,814
  Employee                         2,358,731
                         -         3,633,545
 Total additions         33,779    5,775,737

Deductions attributed to:
 Benefits paid to
  participants           -         3,020,841
 Total deductions        -         3,020,841

Inter - fund transfe     35,205     (282,002)

 Net increase(decrea     68,984    2,472,894
Net assets available
 for plan benefits at
 beginning of year      427,928   28,635,428
Net assets available
 for plan benefits at
 end of year       $    496,912 $ 31,108,322





UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
 Plan Benefits, Fund Information
Vanguard Group
December 31, 1998

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR      EXPLORER      GROWTH
                       Stock         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
 companies         $     -      $ 13,720,624 $  1,839,518 $  3,843,081
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds        2,359,112       -            -            -
Loans receivable         -            -            -            -

Net assets available
 for plan benefits $  2,359,112 $ 13,720,624 $  1,839,518 $  3,843,081

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME      INDEX 500       STAR
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

ASSETS:
Investments in registered
 investment
 companies         $  1,703,168 $  2,544,635 $  5,301,880 $  2,930,289
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds           -            -            -            -
Loans receivable         -            -            -            -

Net assets available
 for plan benefits $  1,703,168 $  2,544,635 $  5,301,880 $  2,930,289


                     RETIREMENT  INTERNATIONAL
                      SAVINGS       GROWTH        LOAN
                       TRUST      PORTFOLIO       FUND        TOTAL

ASSETS:
Investments in registered
 investment
 companies         $     -      $  2,954,320 $     -      $ 34,837,515
Common and
 collective trust     3,857,507       -            -         3,857,507
Stock and other
 blended funds           -            -            -         2,359,112
Loans receivable         -            -           592,983      592,983

Net assets available
 for plan benefits $  3,857,507 $  2,954,320 $    592,983 $ 41,647,117



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available for
 Plan Benefits, Fund Information
Vanguard Group
December 31, 1998

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR      EXPLORER      GROWTH
                       Stock         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $      5,294 $  1,239,097 $     16,113 $    294,904
  Net appreciation
   (depreciation)
   in fair value
   of investments      (452,389)  (1,220,791)      46,626      383,098
                       (447,095)      18,306       62,739      678,002
 Contributions:
  Employer              118,076      686,415      103,276      178,193
  Employee              225,137    1,346,015      204,049      345,414
                        343,213    2,032,430      307,325      523,607
 Total additions       (103,882)   2,050,736      370,064    1,201,609

Deductions attributed to:
 Benefits paid to
  participants          229,967    2,430,018      219,434      468,300
 Total deductions       229,967    2,430,018      219,434      468,300

Inter - fund
 transfers              621,421   (3,505,445)    (302,847)     235,164
 Net increase
  (decrease)            287,572   (3,884,727)    (152,217)     968,473
Net assets available
 for plan benefits at
 beginning of year    2,071,540   17,605,351    1,991,735    2,874,608
Net assets available
 for plan benefits at
 end of year       $  2,359,112 $ 13,720,624 $  1,839,518 $  3,843,081

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME      INDEX 500       STAR
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and
   dividends       $    127,340 $    109,469 $     72,140 $    240,854
  Net appreciation
   (depreciation)
   in fair value
   of investments         7,147       -           901,102       92,295
                        134,487      109,469      973,242      333,149
 Contributions:
  Employer               56,520       79,284      274,264      142,251
  Employee              108,137      142,436      523,471      265,605
                        164,657      221,720      797,735      407,856
 Total additions        299,144      331,189    1,770,977      741,005

Deductions attributed to:
 Benefits paid to
  participants          210,802      801,368      868,003      408,291
 Total deductions       210,802      801,368      868,003      408,291

Inter - fund
 transfers              307,570      902,702    1,932,213     (167,012)
 Net increase
  (decrease)            395,912      432,523    2,835,187      165,702
Net assets available
 for plan benefits at
 beginning of year    1,307,256    2,112,112    2,466,693    2,764,587
Net assets available
 for plan benefits at
 end of year       $  1,703,168 $  2,544,635 $  5,301,880 $  2,930,289


                     RETIREMENT  INTERNATIONAL
                      SAVINGS       GROWTH        LOAN
                       TRUST      PORTFOLIO       FUND        TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $    194,229 $     60,217 $     41,324 $  2,400,981
  Net appreciation
   (depreciation)
   in fair value
   of investments        -           374,136       -           131,224
                        194,229      434,353       41,324    2,532,205
 Contributions:
  Employer              308,442      159,038       -         2,105,759
  Employee              296,097      315,396       -         3,771,757
                        604,539      474,434       -         5,877,516
 Total additions        798,768      908,787       41,324    8,409,721

Deductions attributed to:
 Benefits paid to
  participants          607,615      322,671       40,049    6,606,518
 Total deductions       607,615      322,671       40,049    6,606,518

Inter - fund
 transfers              601,311     (491,537)     148,462      282,002
 Net increase
  (decrease)            792,464       94,579      149,737    2,085,205
Net assets available
 for plan benefits at
 beginning of year    3,065,043    2,859,741      443,246   39,561,912
Net assets available
 for plan benefits at
 end of year       $  3,857,507 $  2,954,320 $    592,983 $ 41,647,117



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
 Benefits, Fund Information
Scudder Investment Group
December 31, 1997
                                                               U.S.
                                                 LARGE       TREASURY
                        GNMA        GLOBAL       COMPANY       MONEY
                        FUND         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
 companies         $    346,398 $  2,125,522 $  7,381,145 $  1,200,629
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants             3,921       20,854       39,883        9,276

Net assets available
 for plan benefits $    350,319 $  2,146,376 $  7,421,028 $  1,209,905


                                   GROWTH      RETIREMENT
                       INCOME      & INCOME     SAVINGS    DEVELOPMENT
                        FUND         FUND        TRUST         FUND

ASSETS:
Investments in registered
 investment
 companies         $  1,508,211 $  9,115,077 $  1,820,227 $  4,522,504
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants             8,969       61,259       14,187       29,438

Net assets available
 for plan benefits $  1,517,180 $  9,176,336 $  1,834,414 $  4,551,942



                        LOAN
                        FUND        TOTAL

 ASSETS:
 Investments in registered
  investment
  companies        $     -      $ 28,019,713
 Loans receivable       427,928      427,928
 Contributions receivable
  from plan
  participants           -           187,787

 Net assets available
  for plan benefits$    427,928 $ 28,635,428



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available
 for Plan Benefits, Fund Information
Scudder Investment Group
December 31, 1997
                                                               U.S.
                                                 LARGE       TREASURY
                        GNMA        GLOBAL       COMPANY       MONEY
                        FUND         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     20,414 $    345,826 $    528,942 $     54,355
  Net appreciation
   (depreciation)
   in fair value of
   investments            4,776      (43,193)   1,286,283       -
                         25,190      302,633    1,815,225       54,355
 Contributions:
  Employer               -            -            -            -
  Employee               46,994      259,089      526,040      106,763
                         46,994      259,089      526,040      106,763
 Total additions         72,184      561,722    2,341,265      161,118

Deductions attributed to:
 Benefits paid to
  participants           36,189      113,607      320,856      189,434
 Total deductions        36,189      113,607      320,856      189,434

Inter - fund transfe     12,032     (129,653)    (410,790)      (5,350)

 Net increase(decrea     48,027      318,462    1,609,619      (33,666)
Net assets available
 for plan benefits at
 beginning of year      302,292    1,827,914    5,811,409    1,243,571
Net assets available
 for plan benefits at
 end of year       $    350,319 $  2,146,376 $  7,421,028 $  1,209,905


                                   GROWTH      RETIREMENT
                       INCOME      & INCOME     SAVINGS    DEVELOPMENT
                        FUND         FUND        TRUST         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     69,253 $    858,760 $     82,561 $    402,548
  Net appreciation
   (depreciation)
   in fair value of
   investments           28,271    1,232,010       -          (134,929)
                         97,524    2,090,770       82,561      267,619
 Contributions:
  Employer               -            -            -            -
  Employee              118,898      760,449      171,933      396,035
                        118,898      760,449      171,933      396,035
 Total additions        216,422    2,851,219      254,494      663,654

Deductions attributed to:
 Benefits paid to
  participants           63,654      498,174      182,669      192,737
 Total deductions        63,654      498,174      182,669      192,737

Inter - fund transfe    267,754      230,737        6,164     (697,124)

 Net increase(decrea    420,522    2,583,782       77,989     (226,207)
Net assets available
 for plan benefits at
 beginning of year    1,096,658    6,592,554    1,756,425    4,778,149
Net assets available
 for plan benefits at
 end of year       $  1,517,180 $  9,176,336 $  1,834,414 $  4,551,942



                        LOAN
                        FUND        TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     30,975 $  2,393,634
  Net appreciation
   (depreciation)
   in fair value of
   investments           -         2,373,218
                         30,975    4,766,852
 Contributions:
  Employer               -            -
  Employee                         2,386,201
                         -         2,386,201
 Total additions         30,975    7,153,053

Deductions attributed to:
 Benefits paid to
  participants           -         1,597,320
 Total deductions        -         1,597,320

Inter - fund transfe     54,775     (671,455)

 Net increase(decrea     85,750    4,884,278
Net assets available
 for plan benefits at
 beginning of year      342,178   23,751,150
Net assets available
 for plan benefits at
 end of year       $    427,928 $ 28,635,428




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Net Assets Available for Plan
 Plan Benefits, Fund Information
Vanguard Group
December 31, 1997

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR      EXPLORER      GROWTH
                       Stock         FUND         FUND         FUND

ASSETS:
Investments in registered
 investment
 companies         $     -      $ 17,493,058 $  1,973,233 $  2,850,321
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds        2,055,078       -            -            -
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants            16,462      112,293       18,502       24,287

Net assets available
 for plan benefits $  2,071,540 $ 17,605,351 $  1,991,735 $  2,874,608

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME      INDEX 500       STAR
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

ASSETS:
Investments in registered
 investment
 companies         $  1,300,578 $  2,097,849 $  2,435,075 $  2,742,084
Common and
 collective trust        -            -            -            -
Stock and other
 blended funds           -            -            -            -
Loans receivable         -            -            -            -
Contributions receivable
 from plan
 participants             6,678       14,263       31,618       22,503

Net assets available
 for plan benefits $  1,307,256 $  2,112,112 $  2,466,693 $  2,764,587


                     RETIREMENT  INTERNATIONAL
                      SAVINGS       GROWTH        LOAN
                       TRUST      PORTFOLIO       FUND        TOTAL

ASSETS:
Investments in registered
 investment
 companies         $     -      $  2,837,012 $     -      $ 33,729,210
Common and
 collective trust     3,040,761       -            -         3,040,761
Stock and other
 blended funds           -            -            -         2,055,078
Loans receivable         -            -           443,246      443,246
Contributions receivable
 from plan
 participants            24,282       22,729       -           293,617

Net assets available
 for plan benefits $  3,065,043 $  2,859,741 $    443,246 $ 39,561,912



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN
Statement of Changes in Net Assets Available for
 Plan Benefits, Fund Information
Vanguard Group
December 31, 1997

                     Crompton &                              VANGUARD
                      Knowles      VANGUARD     VANGUARD     MORGAN
                       Corp.       WINDSOR      EXPLORER      GROWTH
                       Stock         FUND         FUND         FUND

Additions attributed to:
 Investment income:
  Interest and
   dividends       $      3,788 $  2,791,622 $    195,162 $    380,602
  Net appreciation
   (depreciation)
   in fair value
   of investments       432,650      406,029       25,057      269,875
                        436,438    3,197,651      220,219      650,477
 Contributions:
  Employer               -            -            -            -
  Employee              202,515    1,503,741      235,351      288,882
                        202,515    1,503,741      235,351      288,882
 Total additions        638,953    4,701,392      455,570      939,359

Deductions attributed to:
 Benefits paid to
  participants           13,917    1,169,338      112,196      151,497
 Total deductions        13,917    1,169,338      112,196      151,497

Inter - fund
 transfers              589,312     (158,155)    (185,507)     (13,583)
 Net increase
  (decrease)          1,214,348    3,373,899      157,867      774,279
Net assets available
 for plan benefits at
 beginning of year      857,192   14,231,452    1,833,868    2,100,329
Net assets available
 for plan benefits at
 end of year       $  2,071,540 $ 17,605,351 $  1,991,735 $  2,874,608

                     LONG-TERM
                     CORPORATE       VMMR       VANGUARD     VANGUARD
                        BOND        PRIME      INDEX 500       STAR
                        FUND      PORTFOLIO    PORTFOLIO    PORTFOLIO

Additions attributed to:
 Investment income:
  Interest and
   dividends       $     89,150 $    110,690 $     44,332 $    258,218
  Net appreciation
   (depreciation)
   in fair value
   of investments        61,441       -           400,021      213,032
                        150,591      110,690      444,353      471,250
 Contributions:
  Employer               -            -            -            -
  Employee               92,872      171,817      341,438      286,839
                         92,872      171,817      341,438      286,839
 Total additions        243,463      282,507      785,791      758,089

Deductions attributed to:
 Benefits paid to
  participants           50,776      413,305      100,391       61,986
 Total deductions        50,776      413,305      100,391       61,986

Inter - fund
 transfers              (33,806)    (126,743)     857,535     (118,925)
 Net increase
  (decrease)            158,881     (257,541)   1,542,935      577,178
Net assets available
 for plan benefits at
 beginning of year    1,148,375    2,369,653      923,758    2,187,409
Net assets available
 for plan benefits at
 end of year       $  1,307,256 $  2,112,112 $  2,466,693 $  2,764,587


                     RETIREMENT  INTERNATIONAL
                      SAVINGS       GROWTH        LOAN
                       TRUST      PORTFOLIO       FUND        TOTAL

Additions attributed to:
 Investment income:
  Interest and
   dividends       $    178,244 $    120,842 $     40,585 $  4,213,235
  Net appreciation
   (depreciation)
   in fair value
   of investments        -           (31,832)      -         1,776,273
                        178,244       89,010       40,585    5,989,508
 Contributions:
  Employer               -            -            -            -
  Employee              297,956      346,390       -         3,767,801
                        297,956      346,390       -         3,767,801
 Total additions        476,200      435,400       40,585    9,757,309

Deductions attributed to:
 Benefits paid to
  participants          460,456      270,704        3,252    2,807,818
 Total deductions       460,456      270,704        3,252    2,807,818

Inter - fund
 transfers               87,598     (200,918)     (25,353)     671,455
 Net increase
  (decrease)            103,342      (36,222)      11,980    7,620,946
Net assets available
 for plan benefits at
 beginning of year    2,961,701    2,895,963      431,266   31,940,966
Net assets available
 for plan benefits at
 end of year       $  3,065,043 $  2,859,741 $    443,246 $ 39,561,912



UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN                            Schedule 1

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

              DESCRIPTION OF
IDENTITY      INVESTMENT INCLUDING
OF ISSUE,     MATURITY DATE,
BORROWER,     RATE OF INTEREST,
LESSOR OR     COLLATERAL, PAR                                CURRENT
SIMILAR PARTY OR MATURITY VALUE    SHARES         COST         VALUE


Scudder Trust
  Company     GNMA Fund           34,027.256 $    505,447 $    508,027
Scudder Trust
  Company     Global Fund         78,139.278    2,249,046    2,241,034
Scudder Trust Large Company
  Company       Value Fund       294,269.529    8,056,191    8,089,469
Scudder Trust US Treasury
  Company       Money Fund     1,691,485.700    1,691,486    1,691,486
Scudder Trust
  Company     Income Fund        126,276.402    1,702,901    1,671,900
Scudder Trust Growth and
  Company       Income Fund      380,141.571   10,463,869   10,001,525
Scudder Trust Cash Investment
  Company       Trust          1,991,843.640    1,991,844    1,991,844
Scudder Trust Development
  Company       Fund             117,263.001    4,458,949    4,416,125
                                               31,119,733   30,611,410


Vanguard      Crompton & Knowles
  Trust Co.   Stock Fund          13,011.350    2,000,084    2,359,112
Vanguard
  Trust Co.   Windsor Fund        88,121.849   13,577,552   13,720,624
Vanguard
  Trust Co.   Explorer Fund       32,437.278    1,549,385    1,839,518
Vanguard
  Trust Co.   Morgan Growth fun  194,882.405    3,106,092    3,843,081
Vanguard      Long Term Corporate
  Trust Co.     Bond Fund        183,333.490    1,645,200    1,703,168
Vanguard      VMMR - Prime
  Trust Co.     Portfolio      2,544,634.500    2,544,635    2,544,635
Vanguard
  Trust Co.   Index 500 Portfolio 46,528.120    4,262,804    5,301,880
Vanguard
  Trust Co.   Star Porfolio      163,156.384    2,610,947    2,930,289
Vanguard      Retirement Savings
  Trust Co.     Trust          3,857,506.970    3,857,507    3,857,507
Vanguard      International Growth
  Trust Co.     Portfolio        157,395.876    2,409,019    2,954,320
                                               37,563,225   41,054,134

State Street
  Bank and    State Street Bank Stable Fixed
  Trust Co.     Income Fund                    24,936,562   24,936,562

State Street
  Bank and    Short term
  Trust Co.     Income Fund                    18,926,268   18,926,268

Loans receivable
  from Plan   Loans earn interest at the prime
  Participants  rate plus 1%                    1,089,895    1,089,895

                                             $113,635,683 $116,618,269




UNIROYAL CHEMICAL COMPANY, INC.
RETIREMENT RESERVE FUND PLAN                       Schedule 2

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998

                                                                 Net
 Indentity of  Description   Purchase    Selling    Cost of      Gain
Party Involved   of Asset      Price      Price      Asset      (Loss)

I. Series of Transactions

State Street   Stable Fixed
  Bank & Trust  Income fund
  Company
               Purchases     3,341,926 $    -     $3,341,926 $    -
               sales                    6,427,347 (6,427,347)






                             SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              UNIROYAL CHEMICAL COMPANY, INC.
                              RETIREMENT RESERVE FUND PLAN





Date: June 30, 1999           By:/s/Peter Barna
                                    Peter Barna
                                    Vice President Finance &
                                    Chief Financial Officer